Sullivan & Worcester LLP                             T 202 775 1200
 1666 K Street NW                                     F 202 293 2275
 Washington, DC 20006                                 www.sandw.com


                                                February 14, 2008




VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                              Phoenix Equity Trust
                       (Phoenix Value Opportunities Fund)
                      N-14 Prospectus/Information Statement
                                 CIK 0000034273
                      File Nos. 333-148674 and 811-00945

Ladies and Gentlemen:

         This letter sets forth responses to oral comments received from Brion Thompson of the staff of the Securities and Exchange Commission (the "SEC") on February 11, 2008 pertaining to the registration statement on Form N-14 that was filed by Phoenix Equity Trust (the "Registrant") on January 15, 2008 relating to the reorganization of Phoenix Focused Value Fund, a series of Phoenix Adviser Trust, into Phoenix Value Opportunities Fund, a series of the Registrant. Where noted, changes, as applicable, have been made to the prospectus/information statement and pro forma combining financial statements. Revised pages of the foregoing documents are attached.

1.       Comment:          On page 2 of the prospectus/information statement,
                           the first full paragraph, which discusses the difference in investment strategies of the funds, states that while "Focused Value does not emphasize companies of any particular size, Value Opportunities invests principally in larger capitalization stocks with market capitalizations over $2 billion . . .".
                           $2 billion is generally smaller than the capitalization of companies that are considered large cap companies.

         Response:         The description of the differences in investment
                           strategies of the funds, along with the description of Value Opportunities' investment strategies on page
                           7 of the prospectus/information statement, has been restated to say that Value Opportunities emphasizes stocks of companies with market capitalizations over $5 billion. Rather than offer a definition for larger market capitalization as used by this Fund, the $5 billion threshold reflects the Subadviser's historical focus for investments by this Fund.

2.       Comment:          Please confirm that in the expense tables beginning
                           on page 9, the Pro Forma fees and expenses do not include any waivers.

         Response:         We confirm that the expense tables include only gross
                           fees and do not reflect any expense limitations.

3.       Comment:          In the expense examples on page 10 and 11 of
                           the prospectus/information statement, please explain why the expenses for Value Opportunities Pro Forma are higher than those for Focused Value, while the expense tables show that the pro forma expenses are lower than those for Focused Value.

         Response:         Expenses have been restated to reflect gross expenses
                           for the funds, with Value Opportunities Pro Forma expenses lower than those of Focused Value.

4.       Comment:          In the Expense Example on page 10 of the
                           prospectus/information statement, the staff calculates the expenses for Class A shares of Value
                           Opportunities Pro Forma as $710 for one year and $996 for three years, and Class A shares of Focused Value as $717 for one year and $1,016 for three years.

         Response:         The Expense Examples have been restated to reflect
                           gross expenses consistent with those calculated by the staff.

5.       Comment:          If any securities in the Pro Forma Schedule
                           of Investments are on loan, please add a footnote indicating those securities.

         Response:         We confirm no securities are on loan.

6.       Comment:          Include Tandy-like language in your response letter.

         Response:         The requested language is set forth below.

                                   * * *

         In connection with this filing, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

         Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

                                              Sincerely,

                                              /s/ Arie Heijkoop, Jr.
                                              Arie Heijkoop, Jr.

Attachments

cc:      Kevin J. Carr, Esq.
         Robert N. Hickey, Esq.

         Opportunities will assume all of the liabilities of Focused Value, except expenses reimbursed by the Adviser prior to the reorganization (the "Reorganization"). Class A and Class C shares of Value Opportunities will be distributed to each shareholder in liquidation of Focused Value, and Focused Value will be terminated as a series of Adviser Trust. You will then hold that number of full and fractional shares of Value Opportunities which have an aggregate net asset value equal to the aggregate net asset value of your shares of Focused Value.

         Focused Value is a separate non-diversified series of Adviser Trust, a Delaware statutory trust, which is registered as an open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). Value Opportunities is a separate diversified series of Equity Trust, a Delaware statutory trust, which is also an open-end management investment company registered under the 1940 Act. The investment objective of Focused Value is identical to that of Value Opportunities, as follows:



------------------------------------------------------- -------------------------------------------------------------
                         Fund                                        Investment Objective
------------------------------------------------------- -------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Focused Value                                         Long-term capital appreciation.
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
Value Opportunities                                   Long-term capital appreciation.
---------------------------------------------------------------------------------------------------------------------


         The investment strategies for Focused Value are similar to those for Value Opportunities. However, there are some differences. While Focused Value does not emphasize companies of any particular size, Value Opportunities invests principally in larger capitalization stocks of companies with market capitalizations over $5 billion at the time of initial purchase. Also, while both Funds seek primarily domestic companies, under normal circumstances, Focused Value invests at least 65% of its assets in the securities of U.S.
companies, while Value Opportunities has no numerical guidelines. As a non-diversified fund, Focused Value may also invest a greater proportion of its assets in a smaller number of issuers than a diversified fund like Value
Opportunities


         This Prospectus/Information Statement explains concisely the information about Value Opportunities that you should know. Please read it carefully and keep it for future reference. Additional information concerning each Fund and the Reorganization is contained in the documents described below, all of which have been filed with the Securities and Exchange Commission ("SEC"):


--------------------------------------------------------------------- --------------------------------------------------
Information about Focused Value:                                      How to Obtain this Information:
--------------------------------------------------------------------- --------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Prospectus of Adviser Trust relating to Focused Value, dated June     Copies are available upon request and without
30, 2007, as amended                                                  charge if you:

Statement of Additional Information of Adviser Trust relating to      o Visit www.PhoenixFunds.com on the
Focused Value, dated June 30, 2007, as amended                          internet; or

Annual Report of Adviser Trust relating to Focused                    o Write to Phoenix Equity Planning
year ended February 28, 2007                                            Corporation, One American Row,


-------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------
Investment          Long-term capital appreciation.
Objective
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Principal           Invests principally in the equity securities of domestic
Investment          companies that the Subadviser believes to have appreciation potential.
Strategies

                    Invests principally in larger capitalization stocks;
                    however, the Fund may invest in issuers of any capitalization. Subadviser emphasizes stocks of companies with market capitalizations over $5 billion at the time of initial purchase.


                    Employs a value approach, utilizing quantitative screening to identify attractively valued securities. All stocks in the equity universe are evaluated across multiple quantitative factors, such as valuation, earnings and quality.

                    Focuses on identifying the factors most closely associated with outperforming stocks. Factors must have statistical significance, but also must meet the "common sense" test of having a logical connection to the attributes of a successful company.

                    A portfolio optimization program is used to balance the expected return of the stocks with such considerations as the Fund's benchmark, desired level of risk and transaction cost estimates.

                    Investment strategies may lead to a high portfolio turnover rate.
-----------------------------------------------------------------------------------------------------

         The principal risks of investing in Value Opportunities are substantially similar to those of investing in Focused Value. They include:

o Equity securities risk - generally, prices of equity securities are more volatile than those of fixed income securities. The prices of equity securities will rise and fall in response to a number of different factors. In particular, equity securities will respond to events that affect entire financial markets or industries (such as changes in inflation or consumer demand) and to events that affect particular issuers (such as news about the success or failure of a new product).

o    Large   market   capitalization   risk  -  companies   with  large   market
     capitalizations go in and out of favor based on market and economic conditions. Larger companies tend to be less volatile than companies with smaller market capitalizations. In exchange for this potentially lower risk, the Fund's value may not rise as much as the value of funds that emphasize companies with smaller market capitalizations.

         The tables below show examples of the total expenses you would pay on a $10,000 investment over one-, three-, five- and ten-year periods. The examples are intended to help you compare the cost of investing in the Funds and Value Opportunities Pro Forma, assuming the Reorganization takes place. The examples assume a 5% average annual return, that you redeem all of your shares at the end of each time period and that you reinvest all of your dividends. The following tables also assume that total annual operating expenses remain the same. The examples are for illustration only, and your actual costs may be higher or lower.



         Examples of Fund Expenses*

          ----------------- ---------------------------------------------------------------------------------
                                                             Focused Value

                                 One Year           Three Years          Five Years       Ten Years

Class A                           $717              $1,016              $1,336             $2,242

Class C                           $326               $697               $1,195             $2,565


-------------------------------------------------------------------------------------------------------------
          ----------------- ---------------------------------------------------------------------------------
                                                          Value Opportunities

                                 One Year           Three Years          Five Years           Ten Years

Class A                           $728                $1,051              $1,396               $2,366

Class C                           $361                 $802               $1,370               $2,915
-------------------------------------------------------------------------------------------------------------
          ----------------- ---------------------------------------------------------------------------------

                                                     Value Opportunities Pro Forma

                                 One Year           Three Years          Five Years           Ten Years

Class A                           $710               $996               $1,302             $2,169

Class C                           $313               $670               $1,154             $2,489

-------------------------------------------------------------------------------------------------------------


         You would pay the following expenses if you did not redeem your shares:


          ----------------- ---------------------------------------------------------------------------------
                                                             Focused Value

                                 One Year           Three Years          Five Years           Ten Years

Class C                           $226               $697                $1,195               $2,565


-------------------------------------------------------------------------------------------------------------

                                                          Value Opportunities

                                 One Year           Three Years          Five Years           Ten Years

Class C                           $261                 $802               $1,370               $2,915
-------------------------------------------------------------------------------------------------------------


                                                     Value Opportunities Pro Forma

                                 One Year           Three Years          Five Years           Ten Years

Class C                           $213                 $670               $1,154               $2,489
-------------------------------------------------------------------------------------------------------------
         * Expenses have been restated to reflect current fee structures.

How do the Funds' performance records compare?